OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-68528

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: RACE ROCK CAPITAL LLC

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

7 WAINWRIGHT ROAD, UNIT #99
(No. and Street)

WINCHESTER	MA	01890
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

KIMBERLY NEELY	978-270-5055	kimberlyneely22@gmail.(
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ferrara CPA
(Name – if individual, state last, first, and middle name)

100 Horizon Center Blvd	Hamilton	NJ	08691
(Address)	(City)	(State)	(Zip Code)

12/17/2024	7259
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CR BARTELS JR _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of RACE ROCK CAPITAL LLC _____ , as of 12/31 _____ , 2024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
MANAGING DIRECTOR

George L. Anderson, NOTARY PUBLIC
Notary Public
COMM. EXPIRES 6-19-26

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Race Rock Capital LLC
(SEC I.D. No. 8-68528)

Report Pursuant to Rule 17a-5 of

The Securities and Exchange Commission

Financial Statements and Supplemental Schedules

As of and for the Year Ended December 31, 2024

(Including Report of Independent Registered Public Accounting Firm)

Ferrara CPA
Certified Public Accountant
100 Horizon Center Blvd
Hamilton, NJ 08691
Tel: 609-865-5391

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Member
Race Rock Capital LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Race Rock Capital LLC as of December 31, 2024, and the related statements of operations, changes in member equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Race Rock Capital LLC as of December 31, 2024 and its results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Race Rock Capital LLC's management. My responsibility is to express an opinion on Race Rock Capital LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to Race Rock Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption)* has been subjected to audit procedures performed in conjunction with the audit of Race Rock Capital LLC's financial statements.

The supplemental information is the responsibility of Race Rock Capital LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Joseph Ferrara

I have served as Race Rock Capital LLC auditor since 2024.

Ferrara CPA
Hamilton, New Jersey
February 10, 2025

RACE ROCK CAPITAL LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2024

ASSETS

Cash	$	23,529
Total Assets	$	23,529

LIABILITIES AND MEMBER EQUITY

Liabilities		
Accounts payable	$	2,948
Deferred revenue		11,000
Total Liabilities		13,948

Commitments and Contingencies (Note 7)

Member Equity		
Member capital		19,500
Member deficit		(9,919)
Total Member Equity		9,581
Total Liabilities and Member Equity	$	23,529

The accompanying notes are an integral part of these financial statements.

RACE ROCK CAPITAL LLC

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2024

REVENUES

Commission income	$	350,328
Retainer Income		156,001
Interest income		92
Other income		1,443
Total Revenues		507,864

OPERATING EXPENSES

Commission expense	140,343
Compensation	314,051
General & administrative expense	9,833
Professional fees	24,719
Travel & marketing	2,295
Regulatory fees	8,621
Technology & communication	13,436
Total Expenses	513,298

Net loss	$	(5,434)

The accompanying notes are an integral part of these financial statements.

RACE ROCK CAPITAL LLC

STATEMENT OF CHANGES IN MEMBER EQUITY

Year Ended December 31, 2024

	Member Capital		Member Deficit		Total	
Balance at January 1, 2024	$	19,500	$	(4,485)	$	15,015
Net (Loss)				(5,434)		(5,434)
Balance at December 31, 2024	$	19,500	$	(9,919)	$	9,581

The accompanying notes are an integral part of these financial statements.


RACE ROCK CAPITAL LLC

STATEMENT OF CASH FLOWS

Year Ended December 31, 2024


CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$	(5,434)
Adjustments to Reconcile Net Loss to Net Cash Provided by Operating Activities:		-
Increase (decrease) in cash attributable to changes in operating assets and liabilities		
Change in Operating Liabilities		
Accounts payable		(1,121)
Deferred revenue		11,000
Total adjustments		9,879
Net cash provided by operating activities		4,445
Net increase in cash		4,445
Cash, beginning of year		19,084
Cash, end of year	$	23,529
Supplemental Disclosures		
Cash paid for income taxes	$	600
Cash paid for interest	$	-

The accompanying notes are an integral part of these financial statements.

RACE ROCK CAPITAL LLC
Notes to Financial Statements
December 31, 2024

1   Organization and Nature of Business Operations

Race Rock Capital LLC (the Company) was organized in February 2010. The Company is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority - FINRA, and the Securities Investor Protection Corporation-SIPC.

The Company provides third party marketing services to a select group of hedge funds and fund of funds. The Company focuses on raising capital among institutional investors. The Company holds no customer funds or securities and does not participate in the underwriting of Securities. Accordingly, the Company will not claim exemption from the requirements of Rule 15c3-3 in reliance on Footnote 74 to SEC Release 34-70073.

2   Significant Accounting Policies

  (a)   Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

  (b)   Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

  (c)   Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at December 31, 2024. Company's cash is held by a major financial institution and was insured by Federal Deposit Insurance Corporation.

    (*d*) *Revenue Recognition*

The Company recognizes revenue from fees in the period they are received. The Company identifies money managers and contracts with them via a fee sharing arrangement for facilitating investments with institutional investors. Revenue is recognized in accordance with ASC Topic 606 as services are rendered and the contracts identified performance obligations have been satisfied. There were no unsatisfied performance obligations at December 31, 2024.

    (e) Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal and state income tax purposes. Accordingly, there is no provision for federal & state income taxes as the net income or loss of the Company is included in the income tax return of The Company's Sole Member. Certain transactions of the Company may be subject to accounting methods for federal and state income tax purposes which differ significantly from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the Company and the resulting balances in the members' capital account reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements. In the event of an examination of the Company's tax return, the tax liability of the member could be changed if an adjustment in the Company's income or loss is ultimately determined by the taxing authorities.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements at December 31, 2024 and there are no open tax years prior to 2021. In addition, no income tax related penalties or interest have been recorded for the year ended December 31, 2024.

    (f) *Advertising and Marketing*

Advertising and marketing costs of $459 are expensed as incurred

    (g) *General and Administrative Expenses*

General and administrative costs are expensed as incurred.

RACE ROCK CAPITAL LLC
Notes to Financial Statements
December 31, 2024
  (h) *Fair Value Measurements*

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> *Level 1*. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
> *Level 2*. Inputs other than quoted prices included in level 1 that are observable for the assets or liability either directly or indirectly.
> *Level 3*. Inputs are unobservable for the assets or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining the fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For further discussion of fair value, see "Note 5 Fair Value"

3   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company has elected to operate under that portion of the rule which requires that the Company maintain "net capital" equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as those terms are defined in the rule. At December 31, 2024, the Company had net capital of $9,446 which was $4,446 in excess of its required minimum net capital of $5,000. The Company's net capital ratio was 147.66%.

RACE ROCK CAPITAL LLC
Notes to Financial Statements
December 31, 2024

3   Net Capital Requirements - *continued*

Advances to affiliates, contributions, distributions and other withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory rules.

The Company does not claim exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company relies on Footnote 74 of SEC Release 34-70073.

4   Concentrations and Economic Dependency

The Company's revenues are related to fee sharing arrangements as discussed in Note 2 above. There is no assurance of future revenues from these funds or individuals as the fee sharing arrangements can generally be terminated by either party by providing written notice to the other party.

One fund accounted for approximately 69.0% of the commissions received during the period.

The Company maintains its cash in bank and financial institutions deposits that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts through December 31, 2024. As of December 31, 2024, there were no cash or cash equivalent balances held in any accounts that were not fully insured.

5   Fair Value

Cash, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

	Level 1
Assets	
Cash	$ 23,529
Liabilities	
Accounts payable	$ (2,948)
Deferred revenue	(11,000)
	$ (13,948)

6   Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its member if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement.   As of December 31, 2024 the Company was not in violation of this requirement.

6   Commitments and Contingencies – *continued*

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2024 or during the year then ended.

7   Related Party Transactions

The Company paid commissions in the amount of $23,000 to its managing director during the period.

8   Anti-Money Laundering Policies and Procedures

The Company is required to implement policies and procedures relating to anti-money laundering, compliance, suspicious activities, and currency transaction reporting and due diligence on customers who open accounts with the Company. At December 31, 2024 the Company had implemented such policies and procedures.

9   Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including third party marketing services to a select group of hedge funds and fund of funds. The accounting policies for fees are the same as those described in the summary of significant policies. The chief operating decision maker assesses performance for the agency fee segment and decides how to allocate resources based on net income that is reported on the income statement. The measurement of segment assets is reported on the balance sheet as total assets.

The chief operating decision maker uses net income to evaluate income generated from segment assets (return on assets) in deciding whether to reinvest profits into the agency fee segment or into other parts of the entity. The chief operating decision maker also uses net income in competitive analysis by benchmarking competitors.

The Company derives revenue primarily from North America. The Company's chief operating decision maker is the managing director.

10   Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2024 and through February 10, 2025, the date the financial statements were available to be issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2024.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2024

RACE ROCK CAPITAL LLC

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c 3-1

Year Ended December 31, 2024

Schedule I

EQUITY	$	9,581
TOTAL OWNERSHIP EQUITY		9,581
LESS NON-ALLOWABLES		
TNC BEFORE HAICUTS AND UNDUE CONCENTRATION		9,581
LESS HAIRCUTS		(135)
LESS UNDUE CONCENTRATION		-
NET CAPITAL	$	9,446
MINIMUM NET CAPITAL REQUIREMENT	$	5,000.0
EXCESS NET CAPITAL		4,446
AI/NC RATIO		147.66%
NON AI LIABILITIES		-

Reconciliation with Company's Computation (included in
Part II of Form X-17A-5 as of December 31, 2024)

Reconciliation pursuant to Rule 17a-5(d) (4) of the Audited Computations
of Net Capital pursuant to Rule 15c 3-1

Net Capital, as reported in Company's Part II unaudited Focus Report	$	9,446
Net Capital, per above		9,446
Difference	$	-

There are no material differences between the net capital reflected in the above computation
and the net capital reflected in the Company's FOCUS Report as of December 31, 2024.

Race Rock Capital LLC
Computation for Determination of Reserve Requirements and Information
Relating to Possession or Control Requirements Under Rule 15c3-3 of the
Securities and Exchange Act of 1934
December 31, 2024

SCHEDULE II

The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 pursuant to Footnote 74 of SEC Release 34-70073 under the Securities Exchange Act of 1934.

Ferrara CPA
Certified Public Accountant
100 Horizon Center Blvd
Hamilton, NJ 08691

Tel: 609-865-5391

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Member
Race Rock Capital LLC

I have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) Race Rock Capital LLC. (the "Company") stated that the Company does not hold customers' cash or securities on behalf of customers and limits its business to capital introduction services (private placement of securities) and, therefore has no obligations under Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Footnote 74 of SEC Release 34-70073. In addition, as a result of the Company's having no obligations under SEC Rule 15c3-3, it may file an Exemption Report and (2) the Company stated that it had no exceptions under SEC Rule 15c3-3 throughout the year ended December 31, 2024. The Company did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers, and did not carry PAB accounts as defined in Rule 15c3-3. Management is responsible for compliance with 17 C.F.R. § 240. 15c3-3 and its statements. My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240. 15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Rule 15c3-3 under the Securities Exchange Act of 1934.

Joseph Ferrara

Ferrara CPA
Hamilton, New Jersey
February 10, 2025

Race Rock Capital LLC
Exemption Statement Pursuant to SEC Rule 17a-5
For the Year Ended December 31, 2024

STATEMENT OF EXEMPTION FROM SEC RULE 15c3-3

Race Rock Capital LLC

Race Rock Capital LLC (the "Company") is a registered broker-dealer subject to Rule l 7a-5 promulgated by the Securities and Exchange Commission (the "SEC"). To the best of its knowledge and belief; the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) capital introduction services (private placement of securities) where the funds are payable to the issuer or its agent and not to the Company; and the Company does not hold customers' cash or securities on behalf of customers, and, therefore has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934. Further, the Company did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers, and did not carry PAB accounts as defined in Rule 15c3-3. In addition, as a result of the Company having no obligations under SEC Rule 15c3-3, it may file an Exemption Report. The Company had no exceptions under SEC Rule 15c3-3 throughout the year ended December 31, 2024.

Race Rock Capital LLC

I, Charles Richard Bartels, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.
By:

Charles Bartels
Title:Managing Director